NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Twitter, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of May 20, 2022, email communication sent by Kyle Seeley, Corporate Governance and ESG Investment Officer, New York State Common Retirement Fund

Please see the attached letters from New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund, to the Boards of Meta Platforms and Twitter regarding their content management practices and how they relate to the tragic racially motivated mass shooting in Buffalo, New York. Comptroller DiNapoli is urging shareholders to vote against all of Meta and Twitter's directors at their annual meetings on May 25, 2022. He is also urging Meta shareholders to vote for the shareholder proposal on the proxy seeking a report on the enforcement of its community standards.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

THOMAS P. DiNAPOLI STATE COMPTROLLER	110 STATE STREET ALBANY, NEW YORK 12236

STATE OF NEW YORK

OFFICE OF THE STATE COMPTROLLER

May 19, 2022

Board of Directors Twitter, Inc.

1355 Market Street, Suite 900

San Francisco, CA 94103

Dear Twitter Directors:

I write as Trustee of the New York State Common Retirement Fund, one of the nation’s largest pension funds, with an estimated $279.7 billion in assets as of December 31, 2021. The Fund holds and invests the assets of the New York State and Local Retirement System on behalf of more than one million members and beneficiaries, and as of March 31, 2022, held approximately $34.6 million in Twitter, Inc., shares.

As an investor in Twitter, I write to express my deep and abiding concerns regarding the company’s content management practices and how they relate to the tragic racially motivated mass shooting in Buffalo, NY, that claimed the lives of ten people. It has been widely reported that Twitter has repeatedly failed to remove video clips and screenshots of the shooter’s livestream, and his alleged manifesto from its platform. This is just the latest example of Twitter’s failure to enforce its community standards and guidelines to control the dissemination of hate speech, and content that incites violence.

Businesses like Twitter have a duty to ensure that their platform remains a welcoming place for the widest range of customers and advertisers. While free expression is a fundamental value shared by all Americans and provides important protections for Americans’ rights to speak their minds, Twitter’s future success is endangered by its repeated failure to adhere to its policies and its association with those who incite violence and spew hate speech through the platform. Indeed, public reports have documented how Twitter’s platform continues to allow white supremacists and other extremists to spread hate speech, misinformation, and incitement to violence. Allowing this content on social media platforms facilitates the radicalization of individuals through repeated exposure to violent rhetoric, hate speech, and examples of previous violence. This radicalization has attracted unending scrutiny from regulators around the world and public denouncements that have led to increasing calls for further regulation of social media platforms.

The Fund has long been concerned with Twitter’s content management practices, and how Twitter’s board oversees these practices; the Fund has sought to engage the company on improvements to Twitter’s approach. We believe Twitter’s failure to properly manage the content on its platform creates significant reputational, regulatory, legal, and financial risks.

Unfortunately, Twitter’s management has repeatedly failed to properly enforce its content management policies and the board of directors has failed to provide adequate oversight, resulting in serial controversies and risks for investors. As a result, the New York State Common Retirement Fund will be voting against all of Twitter’s directors at its annual meeting on May 25, 2022, and will encourage other investors to do likewise.

The proliferation of harmful content on Twitter’s platform not only leads to risks for investors but—more importantly and tragically—impacts real world events with devastating effects. Until Twitter’s board of directors can demonstrate its ability to successfully oversee the company’s content management policies, the Fund will continue voting against directors.

Sincerely,

Thomas P. DiNapoli
State Comptroller